November 5, 2010

Ryan C. Larrenaga One Financial Center Boston, MA 02111 (617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re:	Columbia Funds Variable Insurance Trust (the “Registrant”); File No. 811-05199

Dear Mr. Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the RiverSource Variable Portfolio – Strategic Income Fund series of RiverSource Variable Series Trust (File No. 811-22127) into the Columbia Strategic Income Fund, Variable Series series of the Registrant (the “Reorganization”).

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Insurance Trust